Local Bounti Corporation

220 W. Main St.

Hamilton, MT 59840

June 23, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Margaret Schwartz

Re:	Local Bounti Corporation Registration Statement on Form S-1 Filed June 17, 2022 File No. 333-265716 Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Local Bounti Corporation (the “Company”) hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective on June 27, 2022, at 4:30 PM, Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

The Company hereby authorizes Albert W. Vanderlaan of Orrick, Herrington & Sutcliffe LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company requests that it be notified of such effectiveness by a telephone call to Albert W. Vanderlaan of Orrick, Herrington & Sutcliffe LLP at 617-880-2219.

If you have any questions regarding this request, please contact Albert W. Vanderlaan of Orrick, Herrington & Sutcliffe LLP at 617-880-2219.

Very truly yours,

LOCAL BOUNTI CORPORATION

By:	/s/ Kathleen Valiasek
Name: Kathleen Valiasek
Title: Chief Financial Officer

cc:	Albert W. Vanderlaan, Orrick, Herrington & Sutcliffe LLP